SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2019

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayer’s ID (CNPJ/ME) nº 01.545.826/0001-07

Corporate Registry (NIRE) 35.300.147.952

Publicly-held Company

MATERIAL FACT

GAFISA S.A. (“Gafisa” or “Companhia”) (B3 S.A. BRASIL BOLSA BALCÃO: GFSA3), pursuant to the Brazilian Securities Commission’s (“CVM”) Instruction No. 358, dated January 3, 2002, as amended, and for the purposes of paragraph 4 of article 157, of Law 6,404, of December 15, 1976, as amended (“Brazilian Corporation Law”), hereby informs its shareholders and the market the following:

The Company received, on this date, a letter signed by Planner Corretora de Valores S.A. and  Planner Redwood Asset Management Administração de Recursos Ltda (both jointly known as “Planner”), in the capacity of administrators of investment funds holding 18.55% of the Company’s capital stock, requesting the Board of Directors of the Company to convene an Extraordinary General Meeting (“AGE”) pursuant to article 123 of the Brazilian Corporation Law, to resolve on the following matters (“Agenda”):

a)                  Authorize the Board of Directors to hire a first-rate Bank or Consultancy to prepare a new long-term Strategic Plan for the Company, which will have the effect of resuming the Company’s growth path and should consider, among other opportunities: (a.1) Expansion and consolidation of its already traditional presence in the real estate construction sector for the middle/upper class; (a.2) Expand operations for the residential construction market focused on the medium and low income market, especially or the market focused on the Minha Casa, Minha Vida program; (a.3) Expand operations for the residential, commercial and industrial condominium market, in particular subdivisions and urban projects; (a.4) Expand performance for the international real estate market; (a.5) Continuing the Company’s activities in the area of technical and administrative assistance services for the after-sales of residential and commercial real estate, especially those of its own incorporation; (a.6) Establish public-private partnerships for the construction of public works, roads, airports, ports, urban transport and development, among other sectors; and (a.7) Expand operations for the construction and/or acquisition of real estate, commercial and/or industrial, for recreation, as well as residential, for the purpose of long-term lease with international top-level clients and/or associated with Investment Funds in Credit Rights (FIDC) and Real Estate Receivables Certificates (CRIs);

b)                 To elect all members of the Board of Directors, in view of the provisions of paragraph 3 of article 141 of the Brazilian Corporation Law, considering that 4 (four) of the 7 (seven) members of the Company’s Board of Directors elected in Gafisa’s extraordinary general meeting held on September 25, 2018, resigned their positions;

c)                  To establish the number of members that will compose the Company’s Board of Directors in 7 (seven) effective directors, without substitutes, pursuant to article 15 of Gafisa’s Bylaws;

d)                 To increase the value of the Company’s authorized capital, from the current 71,031,876 (seventy-one million, thirty-one thousand, eight hundred and seventy-six) common shares to 120,000,000 (one hundred and twenty million) common shares, with the consequent amendment of article 6 of the Company’s Bylaws, so that the Company can meet its new challenges, and it is the responsibility of the Board of Directors to define the conditions for the decision of the securities necessary for the capitalization of Gafisa;

e)                  To authorize the Board of Directors to approve the issuance of new shares up to the limit of authorized capital and to evaluate the best alternatives for raising funds through the issuance of securities convertible or non-convertible into shares to meet the Strategic Plan to be prepared, which will give Gafisa the well-deserved prominent role in the real estate sector, for which it has always been a reference, acting as a large corporation; and

f)                  In line with the Material Fact of November 26, 2018, ratify the measures taken for the voluntary delisting of its shares of the New York Stock Exchange (NYSE) and change of the American Depositary Shares program from Level 3 to Level 1.

The aforementioned call for an EGM by Planner follows the intention to promote a change in the administrative structure of Gafisa, as communicated by Planner to Gafisa on February 15, 2019, and disclosed by the Company to the market on the same date, through a material fact.

Additionally, in the correspondence sent by Planner to Gafisa, it informs us that it holds preliminary discussions with potential investors interested in the capitalization of the Company.

Therefore, the Board of Directors of Gafisa met today and decided to convene the aforementioned EGM, to be held on April 15, 2019, at 09:00 am, at the Company’s headquarters, all according to the Call Notice that will be published starting tomorrow, in the newspapers Estado de São Paulo and the Official Gazzette of the State of São Paulo (Diário Oficial do Estado de São Paulo), as well as to promote the appointment of Mr. Thomas Reichenheim and Roberto Portella as independent members of the Board of Directors, who, from the date of their inauguration, will occupy the two vacant seats of the Board of Directors, which will be composed of seven members, according to the amount approved at the EGM held on September 25, 2018.

Gafisa will keep its shareholders and the market duly informed of any facts subsequent to the disclosure of this Material Fact.

This Material Fact is for information purposes only and must under no circumstances be construed as, nor constitute, an investment recommendation or an offer to sell, or a solicitation or an offer to purchase any securities issued by Gafisa and/or any other companies in the Gafisa economic group.

São Paulo, March 15, 2019.

GAFISA S.A.

Ana Maria Loureiro Recart

Chief Executive, Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 15, 2019

Gafisa S.A.

By:	/s/ Ana Maria Loureiro Recart
Name: Ana Maria Loureiro Recart Title: Chief Executive Officer